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Hi person.first_name|default:'there',

We started in a garage. Now, we're the world's leading cold plunge and sauna brand with 30,000+ customers and $200M in lifetime revenue. And we couldn't have done it without you.

For the first time ever, we're inviting the Plunge community to invest in our growth.

We recently launched a community investment round with resounding success, and it's now open to everyone! This is your chance to own equity in a category-leading wellness brand driving a wellness revolution - before we raise from institutional investors. Plus, you can benefit from exclusive investor perks.

See what all the hype's about - check out our campaign below!

Invest Now

Join us as we scale to new heights.

Let's do this!
Michael & Ryan
Co-Founders, Plunge

Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. View the terms on our campaign page.

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plunge

Hi Selma,

BIG NEWS: **Plunge's investment round is now open!** We were blown away by the strong interest and humbled that you're taking the plunge with us.

You now have **exclusive first-access** to preferred early bird terms and exciting investor perks.

Thank you for being a vital part of our journey – you believed in the power of contrast therapy before the rest of the world caught on. Now, you have the opportunity to play an even bigger role in our future by **becoming a shareholder.**

Take the Plunge

Together, we're transforming the future of wellness!

With gratitude,
Michael & Ryan
Co-Founders, Plunge

Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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plunge

Hi Selma,

BIG NEWS: you can now invest in Plunge!

Right now, only the Plunge community has access, but we'll be opening the round more broadly next week. Demand to invest has been so strong that we've already increased the allocation of early bird terms to make space for more of you to get in.

Here's how you can get involved:

- Invest starting at $500 or up to $250K+
- Unlock exclusive investor perks starting at $2,000
- Share this opportunity with your network

Invest in Plunge

We're excited for you to own a bigger stake in the success you helped create!

Fired up,
Michael & Ryan
Co-Founders, Plunge

FAQ

Why should I invest?
Cold plunging and saunas are exploding in popularity, and Plunge is leading the charge. We've already hit $200M in revenue in 4 years, built the #1 tracking app, and are just getting started in saunas and B2B with customers like F45, the U.S. Army, and Hilton. If you believe in the life-changing power of contrast therapy, this is your chance to be part of something big and earn a potential financial reward as we grow.

What are early bird terms?
Early investors get a discount on the next priced round. These terms are extremely limited and not guaranteed — reserving now means you'll have the first shot at locking them in once the round officially opens.

What do I get for investing?
In addition to unlocking investor perks, a community round is primarily a chance to own a financial stake in Plunge, which means that your investment could grow over time as our company grows. Right now, you can reserve your investment while we finalize our SEC filing. No funds are processed yet — you'll get a chance to confirm once the filing is official. Please visit wefunder.com/plunge to view the terms.

Disclaimer: Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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plunge

Hi Selma,

Wow. When we set out to raise capital from our customers, we never imagined the response would be this strong. You've blown us away.

We filled up the initial $500K early bird allocation so quickly on launch day that we decided to make space for more of you to reserve the best terms. There is only XX% left in this final allocation and we're opening the round to the greater the Plunge community next week, so now is the time to get in.

[Secure Early-Bird Terms]

Let's build this together.

With gratitude,
Michael & Ryan
Co-Founders, Plunge

Invest in Plunge

PLUNGE I A Revolutionary Cold Plunge Ice Bath

Questions? Reach out to us by clicking here.

Plunge 1721 Aviation Blvd #100 Lincoln, CA 95648

Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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plunge

Hi Selma,

This is it – **your last chance to invest in Plunge before we open the round to the public!**

Right now, you get **first access to the best terms and exclusive perks**. We want to make sure our Plunge customers have the chance to own a piece of the leading contrast therapy brand you helped create before the round fills up.

Haven't yet invested? Now's the time! Already in? **You can still increase your stake.**

Invest or Increase Your Stake in Plunge

Don't wait - commitments are pouring in and the window is closing. Let's take Plunge to the next level together!

With gratitude,
Michael & Ryan
Co-Founders, Plunge

Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. View the terms on our campaign page.

Hey {{ person.first_name|default:'there' }},

Ryan here, co-founder of Plunge.

Saw you started the investment process on Wefunder – amazing. Checking in to see if you have any questions?

The momentum on this round has been unreal:

→ $2M+ raised

→ 350+ customers & fans turned investors

→ #1 most raised on Wefunder

You can finish your investment here: wefunder.com/plunge/invest.

We're filing with the SEC soon and expect the round to move fast, so I wanted to make sure you don't miss out. If helpful
a quick call with me here.

Talk soon,

Ryan

*Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If
accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platfo
interest involves no obligation or commitment of any kind.*

Hey {{ person.first_name|default:'there' }},

Ryan here, co-founder of Plunge.

Thank you for checking out our investment offering on Wefunder! I wanted to see if you had any questions abo

Our round just kicked off and the response has been incredible:

→ $2M+ raised

→ 350+ customers & fans turned investors

→ #1 most raised on Wefunder

This is a limited-time opportunity – we will soon be filing the official paperwork with the SEC and then expect th
there. If you've been thinking about investing, now's the time to jump in.

We'd love to have you on board.

Best,
Ryan

*Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is bein
accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wef
interest involves no obligation or commitment of any kind.*

Ryan Duey [redacted] Unsubscribe

to me

Fri, Apr 11, 1:34 PM (10 days ago)

Hey Nina,

We're stoked to have you on board as an investor, and we'd love to take you up on your offer to spread the word.

Would you be up for shooting a brief video (~30 sec) highlighting what you love about Plunge and why you're excited about the chance to invest?

Bonus points for shooting it while cold plunging or in a sauna…we'd love to really showcase our customers turned investors in action!

We'll feature select videos on our social channels (206K IG followers & 6K Linkedin) with your permission, of course.

Let me know what you think!
Ryan
Co-Founder, Plunge

Plunge is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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plunge

Hi Selma,

Our community round is making waves! In just a few weeks, we've raised $1.9M from 320+ investors. Thank you to everyone who's jumped in so far!

We know that many of you have questions, so we're hosting an **exclusive investor webinar on Wednesday, April 2nd at 11 am PT/2 pm ET** to give you an inside look into Plunge's meteoric rise, our vision for the future, the investment round, and answer your questions live.

You'll also hear from our lead investor, Tim Holladay, Managing Partner at Spacestation, on why he's all-in on Plunge. You don't want to miss this!

Sign Up Now

If you're ready to invest or increase your investment, head over to our Wefunder campaign to make a reservation.

See you soon,
Michael & Ryan
Co-Founders & Co-CEOs, Plunge

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plunge

Hi Nina,

We missed you at the webinar – but you can still catch the full replay **here** →

Tim Holladay, Managing Partner at Spacestation Investments and lead investor in this round, brought the 🔥 and got us all hyped about what we're building together. We also shared our vision for the future and what makes this investment opportunity so exciting.

With over $2M already raised, our round is moving fast. Now's the time to take the next step with us.

Invest or Increase Your Investment

We're building the smartest contrast therapy ecosystem — become a co-owner in our journey. Here's to doing the hard things together.

Thanks for being in this with us,
Ryan & Michael
Co-Founders, Plunge



plunge
Chris DiMassa
Richard Brown
Paul Stead
Verified Investor

plunge · Follow
Roseville, California

plunge Swipe through to see what our community investors are saying 👀👉🏽 Head over to WeFunder.com to check out our campaign. See here for important legal disclosures: help.wefunder.com/testing-the-waters-legal-disclosure

3w

32 likes
March 27

Add a comment... Post

Plunge
6,258 followers
5d •

+ Follow

This post from OWM nailed it! We wanted to extend this round to the Plunge community to join this journey right alongside our investors. The response has blown us away - over 350 customers, fans, and early believers have already joined with investments ranging from $500 to $176K.

The ownership economy is real. 🔥🧊

Want to own your stake in Plunge? Invest now - https://lnkd.in/gTbkwVjx

See here for important legal disclosures: https://lnkd.in/g7SvRQN

OWM
2,007 followers
1mo •

+ Follow

How Plunge Is Turning Customers Into Co-Owners - A Master Class in Community-Fueled Ownership ...more

Plunge

6,258 followers

2w •

For a limited time, take advantage of the opportunity to invest in Plunge! 🤓

📈 https://lnkd.in/gTbkwVjx

See here for important legal disclosures: https://lnkd.in/g7SvRQN